KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600 Toronto, ON

M5H 2S5 Canada

Tel 416-777-8500

Fax 416-777-8818

Ontario Securities Commission

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of Superintendent of Securities, Government of Prince Edward Island
Office of Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities
Nunavut Securities Office

March 22, 2022

Dear Sir/Madam

Re: Notice of Change of Auditors of Largo Inc.

We have read the Notice of Largo Inc. dated March 18, 2022 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants